VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax
Michael J. Aiello Michael.Aiello@weil.com +1 212 310 8552

November 19, 2018

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Dow Holdings Inc.

Amendment No. 1 to Form 10-12B

Filed October 19, 2018

File No. 001-38646

Dear Ms. Ravitz:

On behalf of Dow Holdings Inc. (“Dow” or the “Company”), please find below responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated November 6, 2018 (the “Comment Letter”) with regard to an amendment to the Registration Statement on Form 10-12B (File No. 001-38646) filed by the Company on October 19, 2018 (together with the exhibits filed therewith, including the information statement filed as Exhibit 99.1 thereto, “Amendment No. 1”). In addition, the Company is filing concurrently with this letter a second amendment (“Amendment No. 2”), which includes revisions made to Amendment No. 1 in response to the Staff’s comments as well as additional changes required to update the disclosure contained in Amendment No. 1. To facilitate the Staff’s review, we are also delivering a hard copy of this letter together with five copies of Amendment No. 2 that have been marked to indicate the changes made to Amendment No. 1.

For the convenience of the Staff’s review, each of the headings and numbered paragraphs below corresponds to the headings and numbered comments in the Comment Letter. All references to page numbers and captions correspond to the page numbers and corresponding captions in the information statement included as Exhibit 99.1 to Amendment No. 2. Terms used and not defined herein have the meanings given to such terms in Amendment No. 2.

November 19, 2018

Amendment 1 to Form 10-12B filed October 19, 2018

Supplemental Pro Forma Segment Results, page 90

1.

We note your response to prior comment 14; however, please revise your table of Adjusted Significant Items to include footnote references similar to DowDuPont’s presentation in Note 24 of its Form 10-K for the fiscal year ended December 31, 2017. Please also explain differences between amounts presented in the table and other disclosures in the filing, for example, we assume differences related to the gain from the Dow Silicones ownership restructure are due to a portion of the gain being allocated to the discontinued businesses.

In response to the Staff’s comment, the Company has revised the tables under the section entitled “Supplemental Pro Forma Segment Results for Dow” to include footnote references similar to DowDuPont’s presentation in Note 24 of its Form 10-K for the fiscal year ended December 31, 2017. Please refer to pages 92 and 93 of Amendment No. 2.

In addition, please find below a reconciliation of the “Adjusted Significant Items” referenced in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for Historical Dow” to those included in the section entitled “Supplemental Pro Forma Segment Results for Dow,” including footnote disclosures explaining the differences between the amounts in the respective tables:

November 19, 2018

In millions	Amounts in MD&A	Distribution of Dow AgCo and Dow SpecCo	Receipt of ECP	Pro Forma Adj	Other	Amounts in Adjusted Significant Items Table
Nine Months Ended September 30, 2018
Integration and separation costs	$(711)	$—	$(88)	$70	$—	$(729)
Restructuring and asset related charges—net [1]	$(371)	$202	$(7)	$23	$—	$(153)
Year Ended December 31, 2017
Integration and separation costs	$(786)	$18	$(98)	$150	$—	$(716)
Restructuring, goodwill impairment and asset related charges—net	$(3,100)	$376	$(18)	$—	$—	$(2,742)
Year Ended December 31, 2016
Impact of Dow Silicones ownership restructure [2]	$2,445	$(828)	$—	$—	$(228)	$1,389
Litigation related charges, awards and adjustments [3]	$(1,208)	$(11)	$—	$—	$—	$(1,219)
Integration and separation costs	$(349)	$—	$—	$—	$—	$(349)
Restructuring and asset related charges—net [4]	$(595)	$16	$—	$—	$(20)	$(599)
Transaction costs and productivity actions [5]	$(41)	$—	$—	$—	$(154)	$(195)

1.

The $371 million shown in “Amounts in MD&A” agrees to the historical Dow financial statements and includes $19 million of charges unrelated to the DowDuPont Cost Synergy Program that were not separately discussed in the MD&A.

2.

“Amounts in MD&A” reflects the impact recorded and discussed in the “Sundry Income (Expense)—Net” section of the MD&A. “Other” reflects expenses associated with a $213 million charge related to the fair value step-up in Dow Silicones inventories recorded in “Cost of Sales” (excluding $104 million related to the distribution of Dow SpecCo) and $15 million for charges related to the early redemption of debt incurred by Dow Silicones recorded in “Equity in earnings of nonconsolidated affiliates” (excluding $7 million related to the distribution of Dow SpecCo).

3.

“Amounts in MD&A” reflect a $1,235 loss related to Dow’s settlement of the urethane matters class action lawsuit and the opt-out cases litigation and a gain for a $27 million favorable adjustment related to a decrease in Dow Silicone’s implant liability.

4.	“Other” includes $20 million that was recorded in “Sundry income (expense)—net” instead of “Restructuring and asset related charges—net.”
5.

“Amounts in MD&A” reflects the impact recorded and discussed in the “Sundry Income (Expense)—Net” section of the MD&A. “Other” reflects activity related to transaction costs and productivity actions recorded in “Cost of sales” ($123 million) and “Selling, general and administrative expenses” ($31 million), which were not separately discussed in the MD&A.

November 19, 2018

Historical Financial Statements, page F-1

2.

We note your response to prior comment 18. In light of the fact that you will reflect the businesses to be divested as discontinued operations in conjunction with the proposed spin-off, it appears segment disclosures would enable shareholders to better evaluate the operations to be retained relative to the operations to be divested. Please tell us if or how you considered this in your assessment.

The Company respectfully acknowledges the Staff’s comment.

As disclosed in the Company’s response to the Staff’s prior comment 18 included in the comment response letter dated October 19, 2018, the guidance in ASC 280 was followed when arriving at the operating segment conclusion for Historical Dow—in particular, the management approach. Business specific information is not reported or reviewed by Historical Dow’s Chief Operating Decision Maker (“CODM”) as this review and analysis occurs at Historical Dow’s parent company, DowDuPont. As a result, Historical Dow concluded it has one operating segment.

At DowDuPont, the management approach is also used to identify operating segments and, therefore, the DowDuPont operating segment structure aligns very closely with the three business divisions and future independent, publicly traded companies – agriculture (i.e., Corteva), materials science (i.e., Dow) and specialty products (i.e., New DuPont). DowDuPont currently has eight reportable segments that are aligned to the three divisions as follows:

DowDuPont Reportable Segment	DowDuPont Division
Agriculture	Agriculture (future Corteva)
Performance Materials & Coatings	Materials Science (future Dow)
Industrial Intermediates & Infrastructure	Materials Science (future Dow)
Packaging & Specialty Plastics	Materials Science (future Dow)
Electronics & Imaging	Specialty Products (future DuPont)
Nutrition & Biosciences	Specialty Products (future DuPont)
Safety & Construction	Specialty Products (future DuPont)
Transportation & Advanced Polymers	Specialty Products (future DuPont)

DowDuPont’s segment reporting included in its SEC filings can be used by investors to evaluate the operations that will constitute each of the three future independent, publicly traded companies.

As to Historical Dow, investors will be able to use the information contained in the Form 10 to evaluate the operations to be retained by Dow relative to the operations to be divested in the proposed spin-off. Specifically, the pro forma financial information included in the Form 10 identifies sales and profit/loss information for Dow AgCo and Dow SpecCo combined (the discontinued operations portion) as well as separately the addition of DuPont’s ECP business and other pro forma adjustments. In addition, Dow has provided supplemental pro forma segment results to further help investors understand the results of Dow’s business.

November 19, 2018

In response to the Staff’s comment and to enable investors to better evaluate Historical Dow’s operations that are being retained relative to the operations that are being divested, the Company has revised the disclosure under the heading “Historical Dow’s Principal Product Groups” in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Historical Dow” to provide additional detail regarding the alignment of these principal product groups to the applicable DowDuPont division. The Company has also revised the disclosure in that section to include a table under the heading “Results of Operations of Historical Dow – September 30, 2018 versus September 30, 2017”, that classifies net sales by Historical Dow principal product group and by DowDuPont division. Please refer to pages 100—103 of Amendment No. 2.

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November 19, 2018

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Michael Aiello at (212) 310-8552 or Sachin Kohli at (212) 310-8294.

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Dale Welcome
Staff Accountant
SEC

Annie McConnell
Staff Accountant
SEC

Sergio Chinos
Staff Attorney
SEC

Amy Wilson
General Counsel and Corporate Secretary
Dow Holdings Inc.

Sachin Kohli
Weil, Gotshal & Manges LLP